METALLA ANNOUNCES NEW OTC STOCK TRADING SYMBOL

FOR IMMEDIATE RELEASE	CSE: MTA
OTCQB: MTAFF
September 22, 2017	Frankfurt: X9CP

Vancouver, Canada: Metalla Royalty & Streaming Ltd. (“Metalla” or the “Company”) (CSE:MTA) (OTCQB:MTAFF) (FRANKFURT:X9CP) is pleased to announce it has changed it’s Over The Counter (“OTC”) stock symbol to MTAFF. (OTCQB:MTAFF) The Company’s primary symbol, MTA (CSE:MTA) traded on the Canadian Securities Exchange (“CSE”) will remain in place.

“Effective September 22, 2017, the symbol for Metalla Royalty & Streaming Ltd. on the OTCQB exchange will be MTAFF,” said Brett Heath, President and CEO. “The Company’s former symbol will no longer be used.”

About Metalla

Metalla is a precious metals royalty and streaming company. Metalla provides shareholders with leveraged precious metal exposure through a diversified portfolio of royalties and streams. Our strong foundation of current and future cash generating asset base, combined with an experienced team gives Metalla a path to become one of the leading gold and silver companies for the next commodities cycle.

For further information please visit our website at www.metallaroyalty.com

CONTACT INFORMATION

Metalla Royalty & Streaming Ltd.
Brett Heath, President & CEO
Phone: 604-696-0741
Email: info@metallaroyalty.com
Website:www.metallaroyalty.com

INVESTOR RELATIONS

Renmark Financial Communications Inc.
Barry Mire: bmire@renmarkfinancial.com
Tel: (416) 644-2020 or (514) 939-3989